UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-4987
SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
520 FELLOWSHIP ROAD, SUITE A-114
MT. LAUREL, NJ 08054
(Name & address of Principal Executive Offices
of the issuer of the Securities)
21-0682685
(I.R.S. Employer Identification No.)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
By:	/s/ Louis Belardi
Louis Belardi
Plan Administrator June 24, 2010

SL INDUSTRIES INC. SAVINGS AND PENSION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey
We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Sobel & Co., LLC
Livingston, New Jersey
June 24, 2010

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
INVESTMENTS AT FAIR VALUE:
Cash	$—	$22,568
Registered investment companies - mutual funds/common stock	32,453,004	24,527,226
Unallocated Contracts	6,464,768	6,462,133

Total Investments	38,917,772	31,011,927

PARTICIPANT LOANS	471,677	588,364

RECEIVABLES:
Employer contributions	3,834	596,000
Employee contributions	2	—
Due from third party administrator	—	33,004

Total Receivables	3,836	629,004

Total Assets Available for Benefits	39,393,285	32,229,295

Adjustment from fair value to contract value for fully benefit Responsive investment contract	120,213	348,580

Total Assets	39,513,498	32,577,875

LIABILITIES

Operating payables	—	22,200

Total Liabilities	—	22,200

NET ASSETS AVAILABLE FOR BENEFITS	$39,513,498	$32,555,675

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
ADDITIONS (REDUCTIONS):
Additions (reductions) to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$6,182,395	$(13,403,850)
Net realized gain (loss) on sale of investments	731,232	(2,580,574)
Interest and dividends	941,618	1,878,349

Investment Income (Loss)	7,855,245	(14,106,075)

Contributions:
Employer	665,780	1,343,894
Participant	2,055,504	2,303,211
Rollover	7,491	224,835

Total Contributions	2,728,775	3,871,940

Total Additions (Reductions)	10,584,020	(10,234,135)

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	3,612,010	5,921,884
Administrative expenses	14,187	46,115

Total Deductions	3,626,197	5,967,999

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	6,957,823	(16,202,134)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,555,675	48,757,809

End of year	$39,513,498	$32,555,675

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies
Description of Plan
SL Industries, Inc. Savings and Pension Plan (the “Plan”), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.’s Corporate Office, SL Power Electronics Corp. (a combination of Condor D.C. Power Supplies, Inc. and Ault Incorporated), SL Montevideo Technology, Inc., Teal Electronics Corp., RFL Electronics Inc., and MTE Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Forfeitures
Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures may be used to reduce future Employer contributions to the Plan or to offset plan administrative expenses. For the years ended December 31, 2009 and 2008, approximately $31,500 and $45,000 was used to pay Plan administrative expenses. At December 31, 2008, that amount included a receivable from Fidelity in the amount of $33,000, and market value of investments of $14,000. At December 31, 2009 and 2008, approximately $14,500 and $47,000, respectively, was available in the forfeiture account.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies (Continued)
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.
Reclassifications
Certain amounts reported in the 2008 financial statements have been reclassified to conform to the 2009 financial statement presentation.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments, if readily available. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies (Continued)
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.
Cash and Registered Investment Companies — Mutual Funds/Common Stock: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. (Level 1 input)
Unallocated Contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. (Level 2 input)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Loans
Participant loans are recorded at the amortized cost.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Administrative fees related to the trustee are generally paid by the Plan. Any fees not paid by the Plan will be paid by the Company.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments
As part of the Plan’s provisions, participants are no longer able to invest in SL Industries, Inc. Common Stock (“Common Stock”), but can invest in various combinations of eighteen Fidelity Institutional Retirement Services Co., Inc. (“Fidelity”) funds: Managed Income Portfolio, Total Bond Fund, Capital and Income Fund, Contrafund, Retirement Money Market, Diversified International, Freedom Income Fund, Freedom 2000 Fund, Freedom 2005 Fund, Freedom 2010 Fund, Freedom 2015 Fund, Freedom 2020 Fund, Freedom 2025 Fund, Freedom 2030 Fund, Freedom 2035 Fund, Freedom 2040 Fund, Freedom 2045 Fund, Freedom 2050 Fund. Also available are Spartan U.S. Equity Index Fund, Allianz NJF Dividend Value Fund, WFA Small Cap Value, Davis NY Venture Fund, Columbia Acorn Fund, Hartford Small Company, RS Emerging Mkts, VE GLB Hard Assets, Artisan Mid Cap Value, and Dodge & Cox International Stock Fund.
All income, gains, losses or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant’s account balance.
Except for the Plan’s investment in the Fidelity Managed Income Portfolio (see note 9), the Plan’s investments are stated at fair value, as determined by market value reported by Fidelity as of the Plan’s year-end. The fair value of SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange.
The Managed Income Portfolio represents a benefit-responsive deposit contract with Fidelity’s Managed Income Fund. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals because the deposit contract is fully benefit responsive. As a fully benefit responsive contract, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the deposit contract. The financial statements reflect the contract value as reported by Fidelity as of the Plan year-end. The average yields based on the market value spot yield (underlying investment return) for the years ended December 31, 2009 and 2008, were 3.16% and 3.57%, respectively. The average yields based on the contract value spot yield (credited to participants) for the years ended December 31, 2009 and 2008 were 1.20% and 3.04%, respectively. There are no reserves against contract value for credit risk of the contract issuer.
Employer matching contributions are invested solely in Common Stock of SL Industries, Inc., a related party to the Plan. Until a participant is fully vested, the employer matching contribution credited to the participant’s account cannot be liquidated.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)
Interest and dividend income are recorded as earned on an accrual basis.
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,913,627 and $(15,984,424) as follows:

	2009	2008

Mutual funds	$6,274,971	$(14,029,386)
Common stock	638,656	(1,955,038)

	$6,913,627	$(15,984,424)

The following table represents investments at Plan year end values that represent 5% or more of the Plan’s net assets:

December 31, 2009
Contract Value:
Fidelity Managed Income Portfolio	$6,584,981
Fair Value:
*SL Industries, Inc. Common Stock	$2,728,208
Fidelity Freedom 2010	$2,867,424
Fidelity Freedom 2015	$2,781,703
Fidelity Freedom 2020	$5,084,588
Fidelity Freedom 2025	$5,169,836
Fidelity Freedom 2030	$2,367,298

December 31, 2008
Contract Value:
Fidelity Managed Income Portfolio	$6,810,713
Fair Value:
*SL Industries, Inc. Common Stock	$1,889,216
Fidelity Freedom 2015	$2,687,664
Fidelity Freedom 2020	$4,062,237
Fidelity Freedom 2025	$4,338,900
Fidelity Freedom 2030	$1,815,899

*	Participant directed and non-participant directed.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)
Information about the significant components of the changes in net assets relating to SL Industries, Inc. Common Stock, which is both a participant directed and a non-participant directed investment option, is as follows:

	Years Ended December 31,
	2009	2008
Changes in Net Assets:

Contributions	$660,545	$771,679
Net appreciation (depreciation)	638,656	(1,955,038)
Benefits paid to participants	(76,517)	(259,470)
Transfer/loan activity	(406,260)	(70,501)

Net changes	816,424	(1,513,330)

Fair Market Value, Beginning of Year	1,911,784	3,425,114

Fair Market Value, End of Year	$2,728,208	$1,911,784

Fair market value includes:

SL Industries, Inc. — Common Stock	$2,728,208	$1,889,216
Cash and in-transit items	—	22,568

Total Fair Market Value	$2,728,208	$1,911,784

Contributions
Elective Contributions
Employees’ contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 60% of their annual compensation, as defined by the Plan, or $16,500 in the calendar year 2009 or $15,500 in the calendar year 2008, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer “catch-up” contributions.
Employees’ are eligible to designate their elective deferrals as an after tax, Roth 401(k) Deferral Contribution, a pre-tax traditional 401(k) Deferral Contribution, or a combination of both. Once made, the election is irrevocable and contributions cannot later be re-characterized.
Discretionary Matching Employer Contributions
The employer may match fifty percent (50%) of the participant’s elective deferrals, not to exceed three percent (3%) of the participant’s eligible compensation for 2009 and 2008. Matching employer contributions have been contributed solely in the Common Stock of SL Industries, Inc.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)
Discretionary Profit Sharing Contributions
A profit sharing contribution may be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant. Profit sharing contributions, if any, made to the Plan by the Company will be allocated to a participant’s account in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all participants.
Benefits
At the time of separation, the vested portion of a participant’s account represents the participant’s accumulated benefit. If a participant’s account balance is less than $1,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $1,000 or greater may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) receive payment in one lump sum; or (3) have all of the participant’s vested account balance paid directly to an eligible retirement plan specified by the distributee in a direct rollover.
At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment or in various types of installments. The amount of the benefit payment depends on the value of the participant’s account and the retirement benefit option the participant elects.
Vesting
Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer’s profit sharing contributions. Employer matching contributions become vested as follows:

Years of Service	Percentage Vested
Five years or more	100%
Four years or more, but less than five years	80%
Three years or more, but less than four years	60%
Two years or more, but less than three years	40%
One year or more, but less than two years	20%
Less than one year	0%
In determining years of service for vesting, the Plan considers service from the participant’s date of hire. Only whole years of service will be counted for vesting purposes. The non-vested portion of a participant’s account, if any, will be forfeited in accordance with the provisions of the Plan.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)
Vesting (Continued)
The Plan allows for grandfathered vesting schedules for employees who were members of Ault Incorporated Profit Sharing Plan and Trust and MTE Corporation 401(k) Profit Sharing Plan. Members of Ault Incorporated Profit Sharing Plan and Trust are 100% vested in Employer matching contributions, no matter the length of service. Members of MTE Corporation 401(k) Profit Sharing Plan will be vested as follows:

Years of Service	Percentage Vested
2	100%
1	50%
Less than 1	0%
Interest Income
For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans.
Participant Loans
The Plan makes loans to participants on a reasonably equivalent basis and subject to the hardship provisions of the Plan. Loans are collateralized by the employee account balances. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2009 and December 31, 2008 range from 5.00% to 9.50%. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.
3.	Plan Termination
While SL Industries has not expressed any interest to do so, it may terminate the Plan at any time with, the approval of the Board of Directors and subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100 % vested in their accounts.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of
	December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered Investment Companies - Mutual Funds/Common Stocks	$32,453,004	$—	$—	$32,453,004

Unallocated Contracts	—	6,464,768	—	6,464,768

Total Assets at Fair Value	$32,453,004	$6,464,768	$—	$38,917,772

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of
	December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash	$22,568	$—	$—	$22,568

Registered Investment Companies - Mutual Funds/Common Stocks	24,527,226	—	—	24,527,226

Unallocated Contracts	—	6,462,133	—	6,462,133

Total Assets at Fair Value	$24,549,794	$6,462,133	$—	$31,011,927

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Administrative Expenses
Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc. at their discretion. Total Plan administrative expenses for the years ended December 31, 2009 and 2008 were $14,187 and $46,115, respectively.
6.	Tax Status
The Internal Revenue Service has issued a favorable determination letter, dated June 9, 2006, stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and that the Plan is exempt from federal income taxes under Section 501(a) of the Code.
7.	Plan Amendments
The Plan obtained its latest determination letter on June 9, 2006, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
8.	Market Risk
As described in Note 1 to the financial statements, the Plan’s investments are held in separate accounts with the Trustees. According to the Trustees, the participants’ balances are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
9.	Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Net assets available for benefits per financial statements	$39,513,498	$32,555,675
Deemed distributions from Plan assets	(2,199)	(7,603)
Net adjustment to fair value for fully benefit-responsive investment contract	(120,213)	(348,580)
Rounding adjustments	(1)	(1)

Net Assets Available for Benefits per Form 5500	$39,391,085	$32,199,491

The following is a reconciliation of changes in net assets available for Plan benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Changes in net assets available for benefits per financial statements	$6,957,823	$(16,202,134)
Deemed distributions from Plan assets	(2,199)	(7,603)
Net adjustment to fair value for fully benefit-responsive investment contract	(120,213)	(348,580)
Reversal of prior year adjustments	356,183	57,572
Rounding adjustments	—	1

Change in Net Assets Available for Benefits per Form 5500	$7,191,594	$(16,500,744)

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
9.	Reconciliation of Financial Statements to Form 5500 (Continued)
Deemed distributions represent participant loans pending foreclosure. Per IRS regulations, all participant loans pending foreclosure related to active participants are required to be reported as Plan assets until a distributable event occurs. Accordingly, a difference occurs between net assets available for benefits per the financial statements and Form 5500, as Department of Labor regulations require loans pending foreclosure to be reported as deemed distributions on Form 5500.
For the year ended December 31, 2009, the Fidelity Managed Income Fund, in accordance with requirements for filing Form 5500, is reported at fair value. As indicated in Note 2, the Fidelity Managed Income Fund is reported at contract value in these financial statements. The amount representing the difference between the fair value and the contract value for this fully benefit-responsive investment amounted to $120,213 and $348,580 for the years ended December 31, 2009 and 2008, respectively, is shown as a reconciling item between the financial statements and Form 5500 when reporting Net Assets Available for Benefits and Changes in Net Assets Available for Benefits.

SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
EIN: 21-0682685
PLAN NUMBER 001
FORM 5500, SCHEDULE H, LINE 4 i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description	Cost	Current Value

Common Stock
*	SL Industries, Inc.	Common stock	$2,941,272	$2,728,208

Common Trust Fund
	Fidelity Institutional Retirement Services Co., Inc.	Managed Income Portfolio	6,584,981	6,464,768
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Capital & Income Fund	973,544	1,014,606
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Diversified Int’l. Fund	1,102,482	1,002,691
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom Income Fund	465,335	447,878
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2000 Fund	66,073	65,481
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2005 Fund	522,116	467,202
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2010 Fund	3,091,118	2,867,424
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2015 Fund	3,041,819	2,781,703
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2020 Fund	5,927,768	5,084,588
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2025 Fund	5,959,636	5,169,836
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2030 Fund	2,758,060	2,367,298
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2035 Fund	1,684,595	1,409,630
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2040 Fund	487,232	421,997
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2045 Fund	257,154	241,847
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2050 Fund	25,499	27,855
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Spartan US Equity Index Fund	337,630	301,539
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Total Bond Fund	728,064	746,034
	Fidelity Institutional Retirement Services Co., Inc.	Columbia Acorn Fund CL Z	1,167,976	1,102,624
	Fidelity Institutional Retirement Services Co., Inc.	Davis NY Venture CL A	438,198	393,356
	Fidelity Institutional Retirement Services Co., Inc.	Allianz NFJ Dividend Value Fund	842,484	597,762
	Fidelity Institutional Retirement Services Co., Inc.	Dodge & Cox Int’l Stk Fund	1,502,915	1,298,565
	Fidelity Institutional Retirement Services Co., Inc.	Hartford Small Company Y Fund	177,119	174,043
	Fidelity Institutional Retirement Services Co., Inc.	WFA Small Cap Value	521,779	566,055
	Fidelity Institutional Retirement Services Co., Inc.	RS Emerging MKTS	38,055	38,333
	Fidelity Institutional Retirement Services Co., Inc.	VE GLB Hard Assets	9,734	10,006
	Fidelity Institutional Retirement Services Co., Inc.	Artisan Mid Cap Value	751,600	760,192
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Contrafund	328,355	335,385
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Retirement Money Market	30,864	30,864

*	Participant Loans Receivable	Loans, ranging 1-5 years maturity with interest rates of 5.00%-9.50%	—	471,677

			$42,763,457	$39,389,447

*	A party-in-interest as defined by ERISA

Exhibit Index

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Sobel & Co., LLC
for the year ended December 31, 2009.